Exhibit 99.1

Clearmind Medicine Announces Shareholders Meeting Results

Tel Aviv, Israel / Vancouver, Canada, Dec. 29, 2022 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, is pleased to announce that all of the matters put forward before shareholders for consideration and approval at its meeting held on December 28, 2022 (the “Meeting”), as set out in the Company’s Management Information Circular dated November 28, 2022, were approved by the requisite majority of votes cast at the Meeting, including the approval of the Company’s rolling stock option plan and an increase to the amount of options available for issuance thereunder, and an increase to the amount of restricted share units, and underlying common shares, available for issuance pursuant to the Company’s Restricted Share Unit Plan.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The company’s intellectual portfolio currently consists of seven patent families. The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY”.

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
General Inquiries
Info@Clearmindmedicine.com

www.Clearmindmedicine.com